SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )*
Houlihan Lokey, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)
441593100
(CUSIP Number)
Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSONS ORIX HLHZ Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 53,043,250
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,610,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,043,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.4%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON ORIX Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 53,043,250
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,610,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,043,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.4%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 10

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10250 Constellation Blvd., 5th Floor, Los Angeles, CA 90067.

Item 2.	Identity and Background

This statement is being filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of the Issuer.

ORIX’s principal business is providing diversified global financial services, and the address of its principal business and principal office is World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, Japan 105-6135.

HLHZ’s principal business is being a holding company for certain proprietary investments of ORIX, and the address of its principal business and principal office is 1717 Main Street, Suite 900, Dallas, Texas 75201.  HLHZ is an indirect, wholly owned subsidiary of ORIX.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ORIX are set forth on Annex A attached hereto and are incorporated by reference herein.

 During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of individuals listed on Annex A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons were issued in exchange for securities in predecessor entities of the Issuer (which securities had been owned for many years by the Reporting Persons) in connection with a corporate reorganization that became effective on the closing date of the initial public offering of the Issuer (the “IPO”).

Item 4.	Purpose of Transaction

The shares of Class B Common Stock were acquired by the Reporting Persons in connection with the corporate reorganization of the Issuer. The Reporting Persons intend to continue to participate in and influence the affairs of the Issuer through exercise of their rights to appoint directors of the Issuer (pursuant to the Stockholders’ Agreement, described in Item 6) and through their voting rights with respect to their shares of Class B Common Stock.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 10

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may sell some or all of the securities of the Issuer from time to time in future transactions, including pursuant to their registration rights described in Item 6 below; may maintain their present ownership of securities of the Issuer; or may purchase additional securities of the Issuer.  The Reporting Persons’ plans will depend on their evaluation of various factors from time to time, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions and reinvestment opportunities, as well as financial and business considerations of the Reporting Persons and other factors deemed relevant by them.  In connection with the activities described above, the Reporting Persons intend to exercise their rights under the Stockholders’ Agreement described in Item 6 below and, as permitted by such Stockholders’ Agreement, they intend to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, at the present time, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the directors or executive officers of ORIX listed on Annex A hereto has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quote in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The 53,043,250 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of 21,610,331 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”) of the Issuer held directly by HLHZ and indirectly by ORIX, as HLHZ is an indirect, wholly owned subsidiary of ORIX (the “Subject Shares”), and 31,432,919 shares of Class B Common Stock held by the HL Voting Trust (the “Voting Trust Shares”). Shares of Class B Common Stock are convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock and will convert automatically into Class A Common Stock upon any transfer by the holder, except for certain transfers described in the amended and restated certificate of incorporation of the Issuer. Holders of Class A Common Stock are entitled to one vote per share of Class A Common Stock and holders of Class B Common Stock are entitled to ten votes per share of Class B Common Stock. By reason of the Stockholders’ Agreement described in Item 6 below, the Reporting Persons may be deemed to beneficially own the Voting Trust Shares; however, the Reporting Persons disclaim beneficial ownership of the Voting Trust Shares.

	(1) Number of Shares of Class A Common Stock Owned	(2) Percentage of Class A Common Stock Represented by Amount in Column (1)
Reporting Persons	21,610,331	64.1% (a)(b)
HL Voting Trust	31,432,919	72.2% (a)(c)
Total	53,043,250	81.4% (a)(d)

(a)
Based on 12,084,524 shares of Class A Common Stock, outstanding as of August 18, 2015 as reported in the Issuer’s final prospectus relating to its initial public offering, dated August 12, 2015 and filed with the Securities and Exchange Commission on August 14, 2015 (the “Prospectus”).

(b)
Assuming conversion of the 21,610,331 shares of Class B Common Stock owned by the Reporting Persons into 21,610,331 shares of Class A Common Stock and assuming no other holders of Class B Common Stock convert their shares.

(c)
Assuming conversion of the 31,432,919 shares of Class B Common Stock held by HL Voting Trust into 31,432,919 shares of Class A Common Stock and assuming no other holders of Class B Common Stock convert their shares.

(d)
Assuming conversion of the 53,043,250 shares of Class B Common Stock held by the Reporting Persons and the HL Voting Trust into 53,043,250 shares of Class A Common Stock and assuming no other holders of Class B Common Stock convert their shares.

To the knowledge of the Reporting Persons, no shares of Class A Common Stock are beneficially owned by any of the executive officers or directors of ORIX.

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 10

HLHZ sold 9,595,289 shares of Class A Common Stock to the underwriters, at a price of $19.5825 per share, in the IPO, which was completed on August 18, 2015. See Item 6 below. To the knowledge of the Reporting Persons, no director or executive officer of ORIX has effected any transaction in the Class A Common Stock during the past 60 days, except as disclosed herein.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons named in Annex A of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer other than the following:

Underwriting Agreement

In connection with the IPO, HLHZ entered into an underwriting agreement (the “Underwriting Agreement”), by and among the Issuer, HLHZ, the persons listed on Schedule B-2 thereto and Merrill, Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. (collectively, the “Representatives”), pursuant to which HLHZ and the persons listed on Schedule B-2 thereto sold 12,075,000 shares of Class A Common Stock at a price of $19.5825 per share.

Lock-up Agreement

In connection with the Underwriting Agreement, HLHZ entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which HLHZ agreed, among other things and with certain exceptions, not to sell or transfer any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, for 180 days after August 12, 2015 without first obtaining the written consent of the Representatives.

Stockholders’ Agreement

HLHZ is a party to a stockholders’ agreement (the “Stockholders’ Agreement”), dated as of August 18, 2015, by and among the Issuer and the holders identified therein, including the HL Voting Trust (as defined therein), under which each of HLHZ and the HL Voting Trust has the right to recommend the nomination of four of the ten members of the board of directors of the Issuer. If HLHZ’s ownership level declines below specified levels, the number of nominees it may recommend also declines. The Stockholders’ Agreement will terminate upon the earliest to occur of (a) the date HLHZ no longer owns any Common Stock; (b) the date the HL Voting Trust no longer holds any Common Stock; or (c) the date as of which HLHZ and the HL Voting Trust agree to terminate the Stockholders’ Agreement.  For additional information, see the Stockholders’ Agreement which is attached as Exhibit D hereto.

Registration Rights Agreement

The Issuer and HLHZ are parties to the Registration Rights Agreement, dated as of August 18, 2015 (the “Registration Rights Agreement”) pursuant to which the Issuer granted demand registration rights and incidental or “piggyback” registration rights to HLHZ, subject to certain limitations. For additional information, see the Registration Rights Agreement which is attached as Exhibit E hereto.

The foregoing descriptions are qualified in their entirety by reference to the Underwriting Agreement, Lock-up Agreement, Stockholders’ Agreement and Registration Rights Agreement, all of which are incorporated by reference as Exhibits B, C, D and E hereto, respectively, and incorporated by reference herein.

CUSIP No. 441593100	SCHEDULE 13D	Page 7 of 10

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
A	Joint Filing Agreement dated as of August 28, 2015
B	Underwriting Agreement, dated as of August 12, 2015
C	Lock-up Agreement, dated as of August 12, 2015
D	Stockholders’ Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015)
E	Registration Rights Agreement, dated as of August 18, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015)

CUSIP No. 441593100	SCHEDULE 13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

ORIX HLHZ Holding LLC
By:	ORIX Capital Markets, LLC, its managing member

By:	/s/ Paul E. Wilson
	Name:	Paul E. Wilson
	Title:	Chief Financial Officer

ORIX Corporation
By:	/s/ Hideto Nishitani
	Name:	Hideto Nishitani
	Title:	Executive Officer

CUSIP No. 441593100	SCHEDULE 13D	Page 9 of 10

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF ORIX CORPORATION

Set forth below are the name, present principal occupation or employment and citizenship of each director and executive officer of ORIX. The business address of each of ORIX’s directors and executive officers is ORIX Corporation, World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, Japan 105-6135. Unless otherwise indicated, each of the directors and executive officers of ORIX is a citizen of Japan.

DIRECTORS

Name	Current Positions and Principal Outside Positions
Makoto Inoue	Director; Representative Executive Officer; President and Chief Executive Officer
Kazuo Kojima	Director; Representative Executive Officer; Deputy President and Chief Financial Officer; Head of Global Business and Alternative Investment Headquarters; Outside Director, Ubiteq, INC.
Yoshiyuki Yamaya
Director; Representative Executive Officer; Deputy President; Responsible for Retail Segment; Responsible for Retail Business Planning Office; Responsible for Concession Business Development Department; President, ORIX Credit Corporation

Tamio Umaki	Director; Deputy President and Chief Information Officer; Head of Human Resources and Corporate Administration Headquarters; Responsible for Secretarial Office
Katsunobu Kamei	Director; Corporate Executive Vice President; Responsible for Corporate Financial Services Segment and Maintenance Leasing Segment; President, ORIX Auto Corporation
Yuichi Nishigori	Director; Corporate Senior Vice President; Head of Energy and Eco Services Business Headquarters; Outside Director, Ubiteq, INC.
Hideaki Takahashi	Non-Executive Director; Professor, Graduate School of Media and Governance at Keio University; Outside Director, Fukuoka Financial Group, Inc.
Eiko Tsujiyama
Outside Director; Professor, Faculty of Commerce at Waseda University; Corporate Auditor, Mitsubishi Corporation; Corporate Auditor, Lawson, Inc.; Audit & Supervisory Board Member, NTT DOCOMO, Inc.; Audit & Supervisory Board Member, Shiseido Company, Limited

Robert Feldman (U.S. citizen)	Outside Director; Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.
Takeshi Niinami
Outside Director; President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited.; Outside Director, ACCESS, Co., Ltd.; Outside Director, Mitsubishi Motors Corporation

Nobuaki Usui	Outside Director; Corporate Auditor, KONAMI CORPORATION
Ryuji Yasuda	Outside Director; Outside Director, Daiwa Securities Group Inc.; Outside Director, Fukuoka Financial Group, Inc.; Outside Director, Yakult Honsha Co., Ltd.; Outside Director, Benesse Holdings, Inc.
Heizo Takenaka
Outside Director; Professor, Faculty of Policy Management at Keio University; Chairman and Director, PASONA Group Inc.; Director, Global Security Research Institute at Keio University; Director, Academyhills

Note: All ORIX directors are engaged full-time by ORIX companies except Hideaki Takahashi, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka.

CUSIP No. 441593100	SCHEDULE 13D	Page 10 of 10

EXECUTIVE OFFICERS

Name	Title
Hiroaki Nishina	Vice Chairman
Shintaro Agata	Corporate Executive Vice President
Eiji Mitani	Corporate Senior Vice President
Takao Kato	Corporate Senior Vice President
Kazutaka Shimoura	Corporate Senior Vice President
Hideto Nishitani	Corporate Senior Vice President
Tetsuo Matsumoto	Corporate Senior Vice President
Kiyoshi Fushitani	Corporate Senior Vice President
Satoru Katahira	Corporate Senior Vice President
Shigeki Seki	Executive Officer
Tetsuro Masuko	Executive Officer
Shuji Irie	Executive Officer
Satoru Matsuzaki	Executive Officer
Tsukasa Kimura	Executive Officer
Hiroshi Nishio	Executive Officer
Masaaki Kawano	Executive Officer
Hiroko Yamashina	Executive Officer
Ryuhei Sakamoto	Executive Officer
Masatoshi Kemmochi	Group Senior Vice President
Yasuyuki Ijiri	Group Executive

Note: Name on the family register of Hiroko Yamashina is Hiroko Arai. Table excludes executive officers who are also directors as listed above.